UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar
Investment in the Custody of
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1.	Investment Company Act File Number: 811-07912

Date examination completed: March 30, 2012

2.	State Identification Number:

AL	AK	AZ	AR	CA	CO

CT	DE	DC	FL	GA	HI

ID	IL	IN	IA	KS	KY

LA	ME	MD D03721305	MA	MI	MN

MS	MO	MT	NE	NV	NH

NJ	NM	NY	NC	ND	OH

OK	OR	PA	RI	SC	SD

TN	TX	UT	VT	VA	WA

WV	WI	WY	PUERTO RICO

Other (specify):

3.	Exact name of investment company as specified in registration statement:

Old Westbury Funds, Inc.

4.	Address of principal executive office:

760 Moore Road, King of Prussia, Pennsylvania 19406

Management Statement Regarding Compliance With Certain Provisions of
the Investment Company Act of 1940

August 23, 2012

I, as a member of management of Old Westbury Large Cap Core Fund, Old Westbury Large Cap Strategies Fund, Old Westbury Global Small & Mid Cap Fund (Bessemer Managed U.S. Mid Cap sleeve and Tax Managed sleeve), Old Westbury Fixed Income Fund, Old Westbury Municipal Bond Fund, and the collectible coin collection and precious metals of Old Westbury Real Return Fund and OWF Real Return Fund Ltd. (collectively, the “Funds”), am responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940 (the “Act”). I am also responsible for establishing and maintaining effective internal controls over compliance with those requirements. I have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of March 30, 2012 and from August 31, 2011 (date of last examination) through March 30, 2012.

Based on this evaluation, I assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of March 30, 2012 and from August 31, 2011 (date of last examination) through March 30, 2012, with respect to securities, collectible coins and precious metals reflected in the investment account of the Funds.

By: /s/ Peter C. Artemiou
       Peter C. Artemiou
       Old Westbury Funds, Inc.
       Vice President & Treasurer

Ernst & Young LLP 5 Times Square New York, New York 10036–6530 Tel: (212) 773–3000

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Old Westbury Funds, Inc.

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Old Westbury Funds, Inc. (comprising, respectively, Old Westbury Large Cap Core Fund, Old Westbury Large Cap Strategies Fund, Old Westbury Global Small & Mid Cap Fund (Bessemer Managed U.S. Mid Cap sleeve and Tax Managed sleeve), Old Westbury Fixed Income Fund, Old Westbury Municipal Bond Fund and the collectible coin collection and precious metals of Old Westbury Real Return Fund and OWF Real Return Fund Ltd.) (collectively, the "Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the “Act”) as March 30, 2012. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 30, 2012 and with respect to agreement of security purchases and sales, for the period from August 31, 2011 (the date of our last examination) through March 30, 2012:

•

Confirmation of all securities held by Bank of New York Mellon, Federated Investors and SEI Investments Company and the collectible coins and precious metals held by Scotia Mocatta (the Funds’ independent sub-custodians, the “Sub-Custodians”) in book entry form and without prior notice to management;

•	Reconciliation of such confirmations to the books and records of the Funds;

•	Agreement of pending purchase activity as of March 30, 2012 to documentation supporting corresponding subsequent cash payments and related settlements; and

•

Agreement of a total of five security purchases and five security sales across all Funds since our last examination from the books and records of the Funds to cash settlement per Sub-Custodians bank statements.

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Ernst & Young LLP

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of March 30, 2012, with respect to securities, collectible coins and precious metals reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of Old Westbury Funds, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

New York, New York

August 23, 2012

A member firm of Ernst & Young Global Limited